JONES DAY

CHIFLEY TOWER, LEVEL 18, 2 CHIFLEY SQUARE • SYDNEY NSW 2000
TELEPHONE: 02 8272 0500 • FACSIMILE: 02 8272 0599

July 10, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

Re: Ironbark Gold Limited
Amendment to Initial Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The following information is furnished on behalf of Ironbark Gold Limited (the "Company"), an Australian corporation listed on the Australian Stock Exchange (the "ASX"), in connection with its submission to qualify for the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

In the Company's initial submission it was incorrectly stated that "the Company currently has outstanding … (iii) 2,000,000 options expiring 10 August **2008** ($0.30)". We note that these options are due to expire in **2011** rather than 2008, as was previously stated.

We would be grateful if you would accept this letter as a correction of our initial submission on this point.

If you have any questions or require any additional information, please contact the undersigned at (+61 2) 8272-0509.

Very truly yours,

[signature]

Travis Callahan

CC Vince Hyde, Non Executive Director, Ironbark Gold Limited

dlw 7/26

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